UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________March 2007

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Releases:  3/8/2007 and 3/29/2007

2.  Notice of Meeting and Record Date, March 27, 2007

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

March 7, 2007

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush update on production

Vancouver, March 7, 2007  – Portrush Petroleum Corporation  (TSX- V :PSH, OTCBB:PRRPF) (www.portrushpetroleum.com) is pleased to provide an update regarding its continuing operations on the Scanio-Hawn No.1 well on the Mission River property in Texas.

The well, drilled to a depth of approximately 8,600 feet earlier last month, encountered hydrocarbon bearing sandstones within the main target zone. One of these zones was perforated and the well was placed on production and connected to the sales line this week.

The well has been placed on production at a rate of approximately two hundred and fifty thousand cubic feet of gas per day. Production is through a 10/64” choke and Flowing Tubing Pressure is 1,900 pounds.

All production testing was conducted into the sales line. Existing production equipment has been upgraded to deal with the larger production volumes. Total daily production from the field is approximately 2.5 million cubic feet of gas and approximately 90 barrels of condensate a day.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet.  Portrush has a 10% working interest in the field. To date, nine wells have been drilled and all have been placed on production.

Investors are requested to visit the Portrush IR Hub at  http://www.agoracom.com/IR/Portrush  where questions can be posted and answers received within the same day and to review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com where they can also request their name to be added to our e-mail list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

ON BEHALF OF THE Board

Mr. Martin Cotter, President & Director

CONTACT INFORMATION:  Mr. Allan McGirr

Telephone: 604 696 2555 or toll-free 866 939 2555 amcgirr@portrushpetroleum.com

- or -

AGORA Investor relations

http://www.agoracom.com/IR/Portrush

PSH@Agoracom.com

March 29, 2007.

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces drilling permit

Vancouver, March 29, 2007 – Portrush Petroleum Corporation (TSX-V :PSH, OTCBB-PRRPF) (http://www.portrushpetroleum.com) has been advised that a drilling permit has been granted for the Portrush et al No.1 – Moore 5 – 13- lll in Moore township, Lambton County, Southwestern Ontario. The prospect is located in the heart of a gas storage area on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

The Waubuno pool produced 6.01 BCF before being converted to gas storage and this prospect is postulated to have a similar reservoir with slightly less volume of gas in place.

Due to leasing problems the drilling has been delayed for many years. The leasing problem was resolved through “Force Pooling” in February 2007. It is anticipated the prospect will be drilled to a depth of 3,300 feet later this year. Portrush intends to retain more than a 50% interest in the project.

The operator at Mission River, Texas has advised that a proposal to drill additional deep tests is currently being evaluated and intends to resume drilling once the evaluation is completed.

For all future Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at  http://www.agoracom.com/IR/Portrush  where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com  where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:

To find out more about Portrush Petroleum Corporation visit our website at  www.portrushpetroleum.com  or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

ON BEHALF OF THE Board

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

CORPORATE

Mr. Allan McGirr

Telephone 604 696 2555

866 939 2555

info@portrushpetroleum.com

Investor relations

AGORA Investor relations

http://www.agoracom.com/IR/Portrush

PSH@Agoracom.com

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 27, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: PORTRUSH PETROLEUM CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type	: Annual General and Special Meeting
2. CUSIP/Class of Security entitled to receive notification	: 737027102/CA7370271024/COMMON
3. CUSIP/Class of Security entitled to vote	: 737027102/CA7370271024/COMMON
4. Record Date for Notice	: 23 Apr 2007
5. Record date for Voting	: 23 Apr 2007
6. Beneficial Ownership determination date	: 23 Apr 2007
7. Meeting Date	: 04 Jun 2007
8. Meeting Location	: 3rd Floor, 510 Burrard Street Vancouver, BC V6C 3B9

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Last Version Mar06

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: March 30, 2007          By: /s/ Neal Iverson____________________________

                                      Neal Iverson, Director

SEC 1815 (05-2006)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.